UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025
Commission File
Number: 001-04546
______________________________________________________
UNILEVER PLC
(Translation of registrant’s name into English)
_____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .X..
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 1 April 2025

TABLE OF CONTENTS EXHIBIT INDEX
Exhibit 99
This Report on Form 6-K contains the following:

Exhibit	99.1	Stock exchange announcement dated	March 03, 2025	Entitled	Transaction in Own Shares
Exhibit	99.2	Stock exchange announcement dated	March 03, 2025	Entitled	Total Voting Rights
Exhibit	99.3	Stock exchange announcement dated	March 04, 2025	Entitled	Transaction in Own Shares
Exhibit	99.4	Stock exchange announcement dated	March 05, 2025	Entitled	Transaction in Own Shares
Exhibit	99.5	Stock exchange announcement dated	March 06, 2025	Entitled	Transaction in Own Shares
Exhibit	99.6	Stock exchange announcement dated	March 07, 2025	Entitled	Transaction in Own Shares
Exhibit	99.7	Stock exchange announcement dated	March 10, 2025	Entitled	Transaction in Own Shares
Exhibit	99.8	Stock exchange announcement dated	March 11, 2025	Entitled	Transaction in Own Shares
Exhibit	99.9	Stock exchange announcement dated	March 11, 2025	Entitled	Director/PDMR Shareholding
Exhibit	99.10	Stock exchange announcement dated	March 12, 2025	Entitled	Transaction in Own Shares
Exhibit	99.11	Stock exchange announcement dated	March 13, 2025	Entitled	Transaction in Own Shares
Exhibit	99.12	Stock exchange announcement dated	March 13, 2025	Entitled	Annual Financial Report
Exhibit	99.13	Stock exchange announcement dated	March 14, 2025	Entitled	Transaction in Own Shares
Exhibit	99.14	Stock exchange announcement dated	March 17, 2025	Entitled	Transaction in Own Shares
Exhibit	99.15	Stock exchange announcement dated	March 17, 2025	Entitled	Block Listing Interim Review
Exhibit	99.16	Stock exchange announcement dated	March 18, 2025	Entitled	Transaction in Own Shares
Exhibit	99.17	Stock exchange announcement dated	March 18, 2025	Entitled	Notice of AGM
Exhibit	99.18	Stock exchange announcement dated	March 19, 2025	Entitled	Transaction in Own Shares
Exhibit	99.19	Stock exchange announcement dated	March 20, 2025	Entitled	Transaction in Own Shares
Exhibit	99.20	Stock exchange announcement dated	March 21, 2025	Entitled	Transaction in Own Shares
Exhibit	99.21	Stock exchange announcement dated	March 24, 2025	Entitled	Transaction in Own Shares
Exhibit	99.22	Stock exchange announcement dated	March 25, 2025	Entitled	Transaction in Own Shares
Exhibit	99.23	Stock exchange announcement dated	March 26, 2025	Entitled	Transaction in Own Shares

Exhibit	99.24	Stock exchange announcement dated	March 26, 2025	Entitled	Director/PDMR Shareholding
Exhibit	99.25	Stock exchange announcement dated	March 27, 2025	Entitled	Transaction in Own Shares
Exhibit	99.26	Stock exchange announcement dated	March 28, 2025	Entitled	Transaction in Own Shares
Exhibit	99.27	Stock exchange announcement dated	March 31, 2025	Entitled	Transaction in Own Shares
Exhibit	99.28	Stock exchange announcement dated	April 01, 2025	Entitled	Transaction in Own Shares
Exhibit	99.29	Stock exchange announcement dated	April 01, 2025	Entitled	Total Voting Rights